# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CENCORA, INC., CIK 0001140859
CUSIP: 03073E105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1 West First Avenue, Conshohocken, Pennsylvania (PA), 19428-1800
Date of event which requires filing of this statement: 06/09/2025
Filed by CIK 0001618921
Persons authorized to receive notices and communications: Lanesha Minnix, EVP/Global CLO, Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois (IL), 60015, (847) 315-2500; Lillian Tsu, Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- Walgreens Boots Alliance Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); shared voting power 9,615,000; shared dispositive power 9,615,000; aggregate amount beneficially owned 9,615,000 (4.96% of the class)
  Comment: Row 13: This calculation is based on 193,823,487 shares of Common Stock outstanding as of April 30, 2025 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2025).
- WBA Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); shared voting power 9,615,000; shared dispositive power 9,615,000; aggregate amount beneficially owned 9,615,000 (4.96% of the class)
  Comment: Row 13: This calculation is based on 193,823,487 shares of Common Stock outstanding as of April 30, 2025 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2025).
- Walgreens Boots Alliance, Inc. (CIK 0001618921): type of reporting person: parent holding company or control person (HC), corporation (CO); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); shared voting power 9,615,000; shared dispositive power 9,615,000; aggregate amount beneficially owned 9,615,000 (4.96% of the class)
  Comment: Row 13: This calculation is based on 193,823,487 shares of Common Stock outstanding as of April 30, 2025 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2025).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CENCORA, INC.
Address of issuer's principal executive offices: 1 West First Avenue, Conshohocken, Pennsylvania (PA), 19428-1800
Comment: This Amendment No. 22 to Schedule 13D (this "Amendment No. 22") amends and supplements the Schedule 13D (the "Schedule 13D") relating to the common stock, $0.01 par value per share ("Common Stock"), of Cencora, Inc., a Delaware corporation (the "Issuer"), originally filed with the Securities and Exchange Commission (the "SEC") on April 15, 2014, as amended by Amendment No. 1 thereto filed on January 16, 2015, Amendment No. 2 thereto filed on January 25, 2016, Amendment No. 3 thereto filed on March 22, 2016, Amendment No. 4 thereto filed on August 25, 2016, Amendment No. 5 thereto filed on November 14, 2016, Amendment No. 6 thereto filed on January 6, 2021, Amendment No. 7 thereto filed on June 3, 2021, Amendment No. 8 thereto filed on May 12, 2022, Amendment No. 9 thereto filed on August 4, 2022, Amendment No. 10 thereto filed on November 9, 2022, Amendment No. 11 thereto filed on December 12, 2022, Amendment No. 12 thereto filed on May 15, 2023, Amendment No. 13 thereto filed on June 20, 2023, Amendment No. 14 thereto filed on August 7, 2023, Amendment No. 15 thereto filed on November 14, 2023, Amendment No. 16 thereto filed on February 9, 2024, Amendment No. 17 thereto filed on August 5, 2024, Amendment No. 18 thereto filed on August 20, 2024, Amendment No. 19 thereto filed on February 10, 2025, Amendment No. 20 thereto filed on March 25, 2025 and Amendment No. 21 thereto filed on May 28, 2025. Terms used but not defined in this Amendment No. 22 have the respective meanings given to such terms in the original Schedule 13D, as previously amended.

## Item 2. Identity and Background
Name of person filing:
Item 2 is amended and supplemented as follows:

This Amendment No. 22 is being filed by: (i) Walgreens Boots Alliance Holdings LLC, a Delaware limited liability company ("WBA Holdings") (f/k/a WAB Holdings LLC); (ii) WBA Investments, Inc., a Delaware corporation ("WBA Investments"); and (iii) Walgreens Boots Alliance, Inc., a Delaware corporation ("WBA"). WBA Holdings, WBA Investments and WBA are collectively referred to as the "Reporting Persons."

WBA Holdings was formed solely for the purpose of investing in the Issuer. All of the shares of Common Stock reported as beneficially owned by any Reporting Person in this Schedule 13D are held by WBA Holdings. WBA Holdings is a wholly owned subsidiary of WBA Investments. WBA Investments is a wholly owned subsidiary of WBA. WBA, together with its subsidiaries, including the Reporting Persons, is a global pharmacy-led, health and wellbeing enterprise.

The principal business office of each of the Reporting Persons is: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case, of each director and executive officer of the Reporting Persons, as applicable.

During the last five years, each Reporting Person and, to the knowledge of such Reporting Person, each person listed in Annex A with respect to such Reporting Person, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: See Item 2(a).
Civil proceedings (securities laws) in the last five years: See Item 2(a).
Citizenship: See Item 2(a).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented as follows by adding the following:

Settlement of the May 2023 Transactions

WBA Holdings has settled portions of four existing variable pre-paid forward sale contracts (each, a "May 2023 Transaction" and, collectively, the "May 2023 Transactions") entered into on May 11, 2023, with each of Bank of America, N.A., JPMorgan Chase Bank, National Association, Mizuho Markets Americas LLC and Wells Fargo Bank, National Association (the "VPF Financial Institutions") in accordance with their terms. The May 2023 Transactions obligated WBA Holdings to deliver to the VPF Financial Institutions in the aggregate up to 4,590,000 shares of Common Stock or, at WBA Holdings' election, an equivalent amount of cash based on the volume-weighted average price of the Common Stock, and entitled WBA Holdings to potentially receive an additional cash payment in respect of each valuation date of the relevant May 2023 Transaction, depending on such Common Stock price. In exchange for assuming these obligations, on or about the date of entering into the May 2023 Transactions, WBA Holdings received cash payments from the VPF Financial Institutions in an aggregate amount of approximately $644.3 million. WBA Holdings also pledged 4,590,000 shares of Common Stock in the aggregate to the VPF Financial Institutions or their respective affiliates to secure its obligations under the May 2023 Transactions. The May 2023 Transactions were previously disclosed in Amendment No. 12 to this Schedule 13D.

The portion of each May 2023 Transaction being reported herein matured over five valuation dates from June 2, 2025, to June 6, 2025 in accordance with their terms. WBA Holdings delivered in the aggregate 765,000 shares of Common Stock to the VPF Financial Institutions one settlement cycle following each valuation date, and the VPF Financial Institutions paid WBA Holdings an aggregate of approximately $34.0 million in respect of such valuation dates. As a result of such settlements, WBA's ownership of the shares of outstanding Common Stock has, as of the settlement date for the final valuation date reported herein, fallen below 5%. While settlement of the May 2023 Transactions is ongoing, because at this time each Reporting Person's beneficial ownership is no longer more than 5%, no further amendments to this schedule regarding settlement will be made.

All existing commercial agreements between WBA and the Issuer (including the US pharmaceutical distribution agreement) remain in full force and effect in accordance with their respective terms.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The ownership percentages set forth below are based on 193,823,487 shares of Common Stock outstanding as of April 30, 2025 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2025). WBA Holdings may be deemed to beneficially own 9,615,000 shares of Common Stock, representing approximately 4.96% of the total number of shares of Common Stock outstanding, as of the filing of this Amendment No. 22.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: With respect to each Reporting Person, such Reporting Person and, to the knowledge of such Reporting Person, the persons listed in Annex A hereto with respect to such Reporting Person, have not affected any transaction in shares of Common Stock since the filing of Amendment No. 21 to this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Other than WBA and its subsidiaries, including WBA Holdings and WBA Investments and the persons listed in Annex A hereto with respect thereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D; except that, pursuant to the terms of the May 2023 Transactions and certain previously disclosed variable pre-paid forward sale contracts entered into by WBA Holdings and certain unaffiliated financial institutions, the VPF Financial Institutions and such unaffiliated financial institutions, as applicable, have certain rights to receive payments in respect of extraordinary cash dividends that may be paid by the Issuer with respect to the shares of Common Stock pledged under the May 2023 Transactions or such variable pre-paid forward sale contracts, as applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date of this Amendment No. 22, each Reporting Person has ceased to be the beneficial owner of more than 5% of the shares of outstanding Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Item 4 is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Framework Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.2 Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.3 Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.4 Warrant issued on March 18, 2013 (filed as Exhibit 4.3 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.5 Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).*

99.6 Warrant issued on March 18, 2013 (filed as Exhibit 4.4 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.7 Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).*

99.8 Shareholders Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.9 Transaction Rights Agreement, dated as of March 18, 2013, by and among Walgreen Co., Walgreens Pharmacy Strategies, LLC, Alliance Boots GmbH, Alliance Boots Luxembourg S.a r.l., and WAB Holdings LLC (filed as Exhibit 10.3 to Walgreen Co.'s Current Report on Form 8-K (File No. 1-00604), filed on March 20, 2013 and incorporated by reference herein).

99.10 Notice, dated as of December 31, 2014, provided by Walgreen Co. to AmerisourceBergen Corporation and Alliance Boots GmbH (previously filed on January 16, 2015 as Exhibit 99.11 to Amendment No. 1 to this Schedule 13D).

99.11 Joint Filing Agreement, dated August 25, 2016 (previously filed on August 25, 2016 as Exhibit 99.11 to Amendment No. 4 to this Schedule 13D).

99.12 Share Purchase Agreement, dated as of January 6, 2021, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation (incorporated herein by reference to Exhibit 2.1 of the Form 8-K Filed by Walgreens Boots Alliance, Inc. on January 7, 2021 (file number 001-36759)).

99.13 Amended and Restated AmerisourceBergen Shareholders Agreement, dated as of June 1, 2021, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation (previously filed on June 3, 2021 as Exhibit 99.13 to Amendment No. 7 to this Schedule 13D).

99.14 Amendment No. 1 to the Amended and Restated AmerisourceBergen Shareholders Agreement, dated as of August 2, 2022, by and between Walgreens Boots Alliance, Inc., and Amerisource Bergen Corporation (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q (File No. 001-16671), filed on August 3, 2022 and incorporated by reference herein).

99.15 Underwriting Agreement, dated as of November 7, 2022, by and among AmerisourceBergen Corporation, Walgreens Boots Alliance Holdings LLC and Morgan Stanley & Co. LLC (previously filed on November 9, 2022 as Exhibit 99.15 to Amendment No. 10 to this Schedule 13D).

99.16 Share Repurchase Agreement, dated as of November 6, 2022, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (previously filed on November 9, 2022 as Exhibit 99.16 to Amendment No. 10 to this Schedule 13D).

99.17 Form of Lock-Up Agreement (included in Exhibit 99.15).

99.18 Share Repurchase Agreement, dated as of December 8, 2022, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on December 12, 2022 and incorporated by reference herein).

99.19 Form of Master Confirmation: Pre-paid Variable Share Forward Transactions (previously filed on May 15, 2023 as Exhibit 99.19 to Amendment No. 12 to this Schedule 13D).

99.20 Share Repurchase Agreement, dated as of May 11, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on May 15, 2023 and incorporated by reference herein).

99.21 Share Repurchase Agreement, dated as of June 15, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on June 20, 2023 and incorporated by reference herein).

99.22 Underwriting Agreement, dated as of August 3, 2023, by and among AmerisourceBergen Corporation, Walgreens Boots Alliance Holdings LLC, Goldman Sachs & Co. LLC, Bank of America, N.A., Citibank, N.A., Deutsche Bank AG, London Branch, Goldman Sachs International, Mizuho Markets Americas LLC, Morgan Stanley Bank, N.A., Societe Generale and Wells Fargo Bank, National Association (previously filed on August 7, 2023 as Exhibit 99.22 to Amendment No. 14 to this Schedule 13D).

99.23 Form of Lock-Up Agreement (included in Exhibit 99.22).

99.24 Share Repurchase Agreement, dated as of August 2, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (previously filed on August 7, 2023 as Exhibit 99.24 to Amendment No. 14 to this Schedule 13D).

99.25 Share Repurchase Agreement, dated as of November 9, 2023, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on November 14, 2023 as Exhibit 99.25 to Amendment No. 15 to this Schedule 13D).

99.26 Share Repurchase Agreement, dated as of February 7, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on February 9, 2024 as Exhibit 99.26 to Amendment No. 16 to this Schedule 13D).

99.27 Share Repurchase Agreement, dated as of May 22, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on August 5, 2024 as Exhibit 99.27 to Amendment No. 17 to this Schedule 13D).

99.28 Share Repurchase Agreement, dated as of August 1, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on August 5, 2024 as Exhibit 99.28 to Amendment No. 17 to this Schedule 13D).

99.29 Amendment No. 2 to the Amended and Restated Shareholders Agreement, dated as of August 16, 2024, by and between Walgreens Boots Alliance, Inc., and Cencora, Inc. (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on August 16, 2024 and incorporated by reference herein).

99.30 Share Repurchase Agreement, dated as of February 6, 2025, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC.

* As previously disclosed, Warrants exercised in full on March 18, 2016 and August 25, 2016.

## Signatures
- Walgreens Boots Alliance Holdings LLC: /s/ Todd Heckman, Todd Heckman / President (06/09/2025)
- WBA Investments, Inc.: /s/ Todd Heckman, Todd Heckman / President (06/09/2025)
- Walgreens Boots Alliance, Inc.: /s/ Manmohan Mahajan, Manmohan Mahajan / Executive Vice President and Global Chief Financial Officer (06/09/2025)